FILED PURSUANT TO RULE 433

File No. 333-224495

CITIGROUP INC.

$2,500,000,000

3.980% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2030

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	March 13, 2019

Settlement Date:	March 20, 2019 (T+5 days)

Maturity:	March 20, 2030

Par Amount:	$2,500,000,000

Treasury Benchmark:	2.625% due February 15, 2029

Treasury Price:	$100-05+

Treasury Yield:	2.605%

Re-offer Spread to Benchmark:	T10+137.5 bp

Re-offer Yield:	3.980%

Fixed Rate Coupon:	3.980%, payable semiannually in arrears from and including the Settlement Date to, but excluding, March 20, 2029 (the “fixed rate period”).

Floating Rate Coupon:	An annual floating rate equal to three-month USD LIBOR plus 1.338%, payable quarterly in arrears from and including March 20, 2029 (the “floating rate period”).

Floating Rate:	3 month USD–BBA–LIBOR Reuters LIBOR01.

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$2,489,375,000 (before expenses)
Interest Payment Dates:	During the fixed rate period, each of March 20 and September 20, beginning September 20, 2019, and during the floating rate period, each of June 20, 2029, September 20, 2029, December 20, 2029, and March 20, 2030, beginning on June 20, 2029. Following business day convention during the fixed rate period. Modified following business day convention during the floating rate period. Business days New York.

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 20, 2019 and prior to March 20, 2029 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to March 20, 2029, plus 0.250%.

We may redeem the notes, at our option, (i) in whole, but not in part, on March 20, 2029, or (ii) in whole at any time or in part from time to time, on or after December 20, 2029 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

CITIGROUP INC.

$2,500,000,000

3.980% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2030

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967ME8

ISIN:	US172967ME81

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

CIBC World Markets Corp.

Deutsche Bank Securities Inc.

Lloyds Securities Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Standard Chartered Bank

UBS Securities LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

Junior Co-Managers:

Apto Partners, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Blaylock Van, LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Commonwealth Bank of Australia

Danske Markets Inc.

Drexel Hamilton, LLC

Industrial and Commercial Bank of China Limited, Singapore branch

ING Financial Markets LLC

Loop Capital Markets LLC

Mischler Financial Group, Inc.

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

RB International Markets (USA) LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Telsey Advisory Group LLC

Westpac Capital Markets LLC

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.